FEB-17-03 TUE 14:59 David 3104597815 P.02

24-10040

03010104

RECD S.E.C.

FEB 17 2003

1086

Amendment to Form 1-A

The Form 1-A submitted by AngelBase Technologies Corporation in January 2003 is hereby amended to include the following delaying legend immediately following the cover page:

> "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

The issuer has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on February 17, 2003.

AngelBase Technologies Corporation

by: Mark Laurence Donald Emerson

Mark Laurence Donald Emerson, CEO

This amendment has been signed by the following persons in the capacities and on the dates indicated:

Mark Laurence Donald Emerson — 17 Feb 03

Mark Laurence Donald Emerson, CEO and director — date

David Laurence Emerson — 17 Feb 03

David Laurence Emerson, director — date

Richard Neff Hubbard pp. Mark Emerson — 17 Feb 03

Richard Neff Hubbard, director — date

PROCESSED

FEB 21 2003

THOMSON FINANCIAL